UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cingulate Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

17248W105
(CUSIP Number)

Shane J. Schaffer Chief Executive Officer 1901 W. 47th Place Kansas City, KS 66205 Telephone Number (913) 942-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 17248W105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Shane J. Schaffer
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	33,000*
Shares Beneficially	8. Shared Voting Power:	807,828*
Owned by
Each Reporting	9. Sole Dispositive Power:	33,000*
Person With	10. Shared Dispositive Power:	807,828*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
840,828*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 7.4%*
14.	Type of Reporting Person (See Instructions): IN

*As of the date hereof, Shane J. Schaffer (“Mr. Schaffer”) may be deemed to beneficially own an aggregate of 840,828 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Cingulate Inc. (the “Issuer”) consisting of (i) 16,500 shares of Common Stock and warrants to purchase up to 16,500 shares of Common Stock held directly by Mr. Schaffer and (ii) 807,828 shares of Common Stock held directly by Fountainhead Shrugged, LLC where Mr. Schaffer serves as the Manager. Excludes 179,668 shares of Common Stock underlying an unvested option held by Mr. Schaffer. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Schaffer may be deemed to beneficially own 840,828 shares of Common Stock, representing 7.4% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing reported beneficial ownership percentage is based upon 11,309,412 shares of Common Stock issued and outstanding as of the closing of the Issuer’s initial public offering on December 10, 2021 (the “IPO”), based on information reported by the Company in its Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on December 9, 2021.

CUSIP No. 17248W105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Fountainhead Shrugged, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Kansas

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	807,828**
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	807,828**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
807,828**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 7.1%**
14.	Type of Reporting Person (See Instructions): OO

**As of the date hereof, Fountainhead Shrugged, LLC (“Fountainhead”) directly owns 807,828 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Cingulate Inc. (the “Issuer”), representing 7.1% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing reported beneficial ownership percentage is based upon 11,309,412 shares of Common Stock issued and outstanding as of the closing of the Issuer’s initial public offering on December 10, 2021 (the “IPO”), based on information reported by the Company in its Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on December 9, 2021.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Cingulate Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1901 W. 47th Place, Kansas City, KS 66205. Information given in response to each item of this Schedule 13D shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

This statement is being filed jointly by Shane J. Schaffer (“Mr. Schaffer”) and Fountainhead Shrugged, LLC (“Fountainhead” together with Mr. Schaffer, the “Reporting Persons”).

Mr. Schaffer is the (i) Chief Executive Officer and Chairman of the Board of Directors of the Issuer and (ii) the Manager of Fountainhead. Mr. Schaffer exercises voting and dispositive power over all securities of the Issuer held by himself directly and Fountainhead.

The principal business address for Mr. Schaffer is 1901 W. 47th Place, Kansas City, KS 66205. The principal business address for Fountainhead is 1901 W. 47th Place, Suite 310, Kansas City, KS 66205.

The principal business of Mr. Schaffer is to serve as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The principal business of Fountainhead is engaging in the purchase and sale of securities for investment with the objective of capital appreciation.

During the last five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has been, during the last five (5) years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Schaffer is a citizen of the United States. Fountainhead is a limited liability company organized under the laws of the State of Kansas.

Item 3. Source and Amount of Funds or Other Consideration.

On December 10, 2021 (the “Event Date”), the Issuer closed an underwritten public offering (the “IPO”) of 4,166,666 Units (the “Units”) and warrants to purchase 624,999 shares of Common Stock, with each Unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock.

Prior to the IPO, Mr. Schaffer beneficially owned 807,828 shares of Common Stock held directly by Fountainhead.

On December 7, 2021, in connection with the IPO, the Issuer granted Mr. Schaffer an option to purchase 179,668 shares of Common Stock for no consideration (the “Option”). The Option vests in four (4) equal annual installments commencing on December 7, 2022. The exercise price of the Option is $6.00 per share and the Option expires on December 7, 2031.

On the Event Date, Mr. Schaffer purchased 16,500 Units in the IPO at a price of $6.00 per Unit for an aggregate purchase price of $99,000. The warrants comprising the Units are exercisable at $6.00 per share and expire December 10, 2026. Mr. Schaffer purchased the Units with investment capital.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Each Reporting Person, subject to the agreements described in Item 6 below, in its capacity as a stockholder or other security holder of the Issuer, may engage in discussions with management, one or more members of the board of directors, one or more other stockholders, one or more representatives and/or other relevant parties of the Issuer regarding the Issuer, including but not limited to its operations, or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, and may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Subject to the agreements described in Item 6 below, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in all cases subject to applicable laws, rules and regulations.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 11,309,412 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of the closing of the IPO on the Event Date, as reported in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on December 9, 2021.

As of the date hereof, Mr. Schaffer may be deemed to beneficially own 840,828 shares of Common Stock of the Issuer, consisting of (i) 16,500 shares of Common Stock and warrants to purchase up to 16,500 shares of Common Stock held directly by Mr. Schaffer and (ii) 807,828 shares of Common Stock held directly by Fountainhead. As a result of the foregoing, and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Schaffer may be deemed to beneficially own 840,828 shares of Common Stock, representing 7.4% of the Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

Except as described herein, during the past sixty (60) days on or prior to the date hereof, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 5 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Mr. Schaffer, in his capacity as a director and officer of the Issuer may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s 2021 Omnibus Equity Incentive Plan. Pursuant to the terms of his employment agreement, Mr. Schaffer will also be eligible to participate in all incentive and deferred compensation programs available to other executives or officers of the Company, and will be eligible to participate in any employee benefit plans and equity plans that the Issuer may adopt. Mr. Schaffer will serve as a director until his successor has been elected and qualified or until the earlier of his resignation or removal.

Lock-up Agreements

In connection with the IPO, all of the Issuer’s directors, executive officers, employees and holders of five percent (5%) of the Common Stock, including the Reporting Persons, entered into “lock-up” agreements in favor of the underwriter, pursuant to which the Reporting Persons agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of Common Stock, for a period of 180 days following the closing of the IPO without the underwriter’s written consent.

The foregoing description of the “lock-up” agreements is a summary only and is qualified in its entirety by reference to the Form of Lock-up Agreement, which is incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit 1.

Exhibit 2:	Form of Lock-up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Amendment to Registration Statement on Form S-1/A (Registration No. 333-259408), filed with the SEC on November 30, 2021.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2021

By:	/s/ Shane J. Schaffer*
Shane J. Schaffer

FOUNTAINHEAD SHRUGGED, LLC

By:	Shane J. Schaffer, its Manager

By:	/s/ Shane J. Schaffer
Name:	Shane J. Schaffer
Title:	Manager

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).